Exhibit 99.2

MANGROVE PARTNERS PROPOSES FULLY-FINANCED DIVIDEND RECAPITALIZATION TO
BOARD OF CPEX PHARMACEUTICALS, INC.

New York, New York – March 14, 2011 – Mangrove Partners, owners of 149,373 shares representing approximately 5.71% of the outstanding shares of CPEX Pharmaceuticals, Inc (NASDAQ: CPEX), today announced that it has sent a term sheet for a fully-financed dividend recapitalization to CPEX’s Board of Directors to be implemented through a backstopped rights issue. Mangrove Partners estimates the consideration to shareholders at $34.73 per share, composed of a $28.00 per share special dividend, a tradable right, and ongoing ownership in the stock of CPEX. The financing commitments for the recapitalization are subject to the completion of customary confirmatory due diligence and definitive documentation, a process that Mangrove Partners believes could be completed in as little as two weeks with full cooperation from CPEX. The full letter and term sheet will be filed as exhibits to Mangrove Partners’ 13D.

Mangrove Partners intends to vote against the proposed merger between CPEX and FCB I and continues to believe better alternatives are available to shareholders, most notably the fully-financed dividend recapitalization it has today presented to CPEX’s Board of Directors.

Mangrove Partners has no current intention of proposing a control transaction for CPEX or of nominating any candidates to CPEX’s Board of Directors. While any decision regarding management will be a matter for CPEX’s Board of Directors, Mangrove Partners has no current intention of opposing leaving current management in place. Mangrove Partners urges CPEX’s Board of Directors to consider its letter and attached term sheet as a friendly proposal to achieve maximum value for CPEX’s stockholders.

Investors with questions concerning our reasons for voting against the merger should call Steven C. Balet or Geoff Sorbello at Okapi Partners LLC, which is advising Mangrove Partners, toll free at 1-877-285-5990.